Exhibit 10.1

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [***], HAS BEEN OMITTED BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) THE TYPE OF INFORMATION THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of February 22, 2026 (the “Effective Date”), by and between [***] (“Buyer”), Cyprium Therapeutics, Inc., a Delaware corporation (“Seller”) and Fortress Biotech, Inc., a Delaware corporation (“Fortress”). Buyer, Seller and Fortress may hereinafter be referred to individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, Seller is the holder of all right, title and interest in and to the Priority Review Voucher (as defined below);

WHEREAS, Seller, Fortress and Buyer each (i) desire that Buyer purchase from Seller, and Seller sell, transfer and assign to Buyer, the Purchased Assets (as defined below), all on the terms set forth herein (such transaction, the “Asset Purchase”) and (ii) in furtherance thereof, have duly authorized, approved and executed this Agreement and the other transactions contemplated by this Agreement in accordance with all applicable Legal Requirements (as defined below); and

WHEREAS, Seller, Fortress and Buyer desire to make certain representations, warranties, covenants and other agreements in connection with the Asset Purchase as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and their mutual undertakings hereinafter set forth, and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, intending to be legally bound, the Parties agree as follows:

Article I.
DEFINITIONS
Section I.01Certain Definitions. As used in this Agreement, the following terms shall have the meanings indicated below:
(a)“Affiliate” means with respect to any Person, any other Person which, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such first Person, for so long as such control exists, whether such Person is or becomes an Affiliate on or after the Effective Date. A Person shall be deemed to “control” another Person if it: (i) with respect to such other Person that is a corporation, owns, directly or indirectly, beneficially or legally, more than fifty percent (50%) of the outstanding voting securities or capital stock (or such lesser percentage which is the maximum allowed to be owned by such Person in a particular jurisdiction) of such other Person, or, with respect to such other Person that is not a corporation, has other comparable ownership interest; or (ii) has the power, whether pursuant to contract, ownership of securities or otherwise, to direct the management and policies of such other Person. Notwithstanding the foregoing, [***].
(b)“Alternative Transaction” means, other than the transactions contemplated by this Agreement, any proposal or offer from any Person or group of Persons (other than Buyer or its Affiliates or their respective Representatives) for any acquisition by, or transfer, assignment, encumbrance, license or other grant of rights or disposition to, such Person or group of Persons of any right, title or interest in or to the Purchased Assets; provided, that “Alternative Transaction” shall not include any debt or equity financing transaction of the Seller or any acquisition of substantially all of Seller’s assets or a majority of the direct or indirect equity interests of Seller (whether through a stock purchase, merger, sale of all or substantially all assets or otherwise) so long as such acquisition provides that this Agreement continues to be binding, enforceable and in full force and effect on the same terms in effect as of the Effective Date.
(c)“Approval Letter” means the letter from the FDA to Sentynl dated January 12, 2026 approving the Subject NDA, [***], attached hereto as Exhibit A.
(d)“Business Day” means a day (i) other than Saturday or Sunday and (ii) on which commercial banks are open for business in New York, New York.
(e)“Confidential Information” means (i) any and all confidential and proprietary information, including but not limited to, data, results, conclusions, know-how, experience, financial information, plans and forecasts, that may be delivered, made available, disclosed or communicated by a Party or its Affiliates or their respective Representatives to the other Party or its Affiliates or their respective Representatives, related to the subject matter hereof or otherwise in connection with this Agreement and (ii) the terms, conditions and existence of this Agreement. “Confidential Information” will not include information that (A) at the time of disclosure, is generally available to the public, (B) after disclosure hereunder, becomes generally available to the public, except as a result of a breach of this Agreement by the recipient of such information, (C) becomes available to the recipient of such information from a Third Party that is not legally or contractually prohibited by the disclosing Party from disclosing such Confidential Information; or (D) was developed by or for the recipient of such information without the use of or reference to any of the Confidential Information of the disclosing Party or its Affiliates, as evidenced by the recipient’s contemporaneous written records. Notwithstanding anything herein to the contrary, all Confidential Information included within the Purchased Assets shall constitute Confidential Information of the Buyer from and after the Closing Date.
(f)“Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts and purchase orders).
(g)“Disclosure Schedule” means the disclosure schedule delivered by Seller and Fortress concurrently with the execution and delivery of this Agreement.
(h)“Encumbrance” means any lien, pledge, charge, mortgage, easement, encroachment, imperfection of title, title exception, title defect, right of possession, lease, security interest, encumbrance, right of negotiation or refusal, adverse claim, interference or other restriction on ownership, use or transfer.
(i)“Escrow Account” means the separate account maintained by the Escrow Agent to hold the Purchase Price pursuant to the terms of the Escrow Agreement.
(j)“Escrow Agent” means [***], or such other escrow agent selected by Buyer and reasonably acceptable to Seller.
(k)“Escrow Agreement” means the escrow agreement among the Seller, Buyer and Escrow Agent.
(l)“FDA” means the United States Food and Drug Administration.
(m)“FDCA” means the United States Federal Food, Drug, and Cosmetic Act.

(n)“Fraud” means a Party’s actual and intentional fraud under Delaware common law in the making of any representation or warranty by such Party as expressly set forth in Article IV or Article V hereof, as applicable.
(o)“Fundamental Representations” means the representations and warranties contained in Section 4.01, Section 4.02, Section 4.03, Section 4.05, Section 4.07, Section 4.10, Section 4.11, and Section 4.14.
(p)“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any regulatory, taxing or other governmental or quasi-governmental authority.
(q)“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations promulgated thereunder.
(r)“Knowledge” means, with respect to Seller, the actual knowledge of the facts and information of [***], in each case, after performing a reasonable inquiry with respect to such facts and information.
(s)“Legal Requirements” means any federal, state, foreign, local, municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any Orders applicable to a Party or to any of its assets, properties or businesses. Legal Requirements shall include, with respect to Seller, any responsibilities, requirements, parameters and conditions relating to the Priority Review Voucher set forth in (i) the Approval Letter, (ii) any other correspondence received by Seller, Sentynl or its Affiliates from the FDA regarding the Priority Review Voucher, or (iii) Section 529 of the FDCA (21 U.S.C. § 360ff), including as interpreted by the FDA in FDA’s Draft Guidance, “Rare Pediatric Disease Priority Review Vouchers—Guidance for Industry” (July 2019).
(t)“Liabilities” means all debts, Taxes, liabilities and obligations, whether presently in existence or arising hereafter, accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, asserted or unasserted, known or unknown, including those arising under any Legal Requirement or any Contract.
(u)“Notice of Intent to Use” means notification to the FDA not later than ninety (90) days prior to the submission of a human drug application of the intent to use the Priority Review Voucher to obtain Priority Review of a human drug application, as described in 21 U.S.C. § 360ff(b)(4)(B)(i).
(v)“Order” means any order, decree, edict, injunction, writ, award or judgment of any Governmental Entity.
(w)“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, trust, proprietorship, joint venture, business organization or Governmental Entity.
(x)“Priority Review” means review and action on a human drug application by the FDA in accordance with the timelines set forth by the FDA for “priority review” applications in the then-current

Prescription Drug User Fee Act goals letter, as described in FDA’s Draft Guidance, “Rare Pediatric Disease Priority Review Vouchers – Guidance for Industry” (July 2019).
(y)“Priority Review Fee” has the meaning set forth in Section 11.02.
(z)“Priority Review Voucher” means the priority review voucher issued by the United States Secretary of Health and Human Services, Food and Drug Administration, as evidenced in the Approval Letter, identified by priority review voucher tracking number [***].
(aa)“Proceeding” means any action, arbitration, audit, hearing, investigation, proceeding, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator.
(bb)“Purchased Assets” means (i) the Priority Review Voucher, and (ii) any and all rights, benefits and entitlements afforded to the holder of the Priority Review Voucher.
(cc)“Regulatory Change” means any term or condition that is not set forth in the Approval Letter imposed by the FDA on the Priority Review Voucher that is not generally imposed on priority review vouchers under the FDCA and adversely impacts, in any material respect, the manner in which Buyer may use, receive, hold or otherwise exploit the Priority Review Voucher.
(dd)“Representative” means, with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor, accountant, financial advisor, legal counsel or other representative of that Person.
(ee)“Sentynl” means Sentynl Therapeutics, Inc., a Delaware corporation.
(ff)“Subject NDA” means [***], approved by the FDA on January 12, 2026 for ZYCUBO (copper histidinate) injection for the treatment of Menkes disease in pediatric patients.
(gg)“Tax” or “Taxes” means any and all domestic and non-U.S., federal, state, provincial, local, municipal and other taxes, fees, levies, duties, tariffs, imposts and like assessments or charges of whatever kind, including taxes or charges on, or measured by or with respect to, gross or net income, gain, gross receipts, capital, franchise, windfall and other profits, sales, use, real or personal property, payroll, as well as any value added, ad valorem, transfer, license, withholding, employment, unemployment, excise, severance, stamp, occupation, municipal, municipal surcharge, environmental, social security, escheat, unclaimed property and other tax, together with any interest or any penalty thereon and addition thereto, whether disputed or not.
(hh)“Taxing Authority” means, with respect to any Tax, the Governmental Entity having jurisdiction over the assessment, determination, collection or imposition of such Tax.
(ii)“Third Party” means any Person other than a Party and such Party’s Affiliates.

Other capitalized terms defined elsewhere in this Agreement and not defined in this Section 1.01 shall have the meanings assigned to such terms in this Agreement.

Article II.
PURCHASE AND SALE
Section II.01Purchase and Sale; No Assumed Liabilities.

(a)Upon the terms and subject to the conditions of this Agreement, Buyer agrees to purchase from Seller, and Seller agrees to sell, transfer, convey, assign and deliver to Buyer, at the Closing all of Seller’s right, title and interest in, to and under the Purchased Assets, in each case free and clear of all Encumbrances. Seller and Fortress shall perform all actions necessary to facilitate the transfer of the Purchased Assets to Buyer.
(b)For the avoidance of doubt, (i) the sale, assignment, transfer and conveyance of the Purchased Assets from Seller to Buyer shall not include the transfer, conveyance or assumption of any Liabilities from Seller to Buyer, and (ii) Buyer shall not assume or be liable for any Liabilities of Seller or its Affiliates (fixed, contingent or otherwise, and whether or not accrued), including Liabilities relating to the Purchased Assets (such Liabilities, “Excluded Liabilities”) (other than such obligations as are imposed generally by applicable Legal Requirements solely on the holder of the Priority Review Voucher in respect of its use or transfer following the sale thereof pursuant to this Agreement, including, without limitation, the Priority Review Fee, which shall not be Excluded Liabilities).
Section II.02Purchase Price. The total consideration (the “Purchase Price”) to be paid by Buyer to Seller for all of the Purchased Assets shall be two hundred and five million dollars ($205,000,000) due and payable upon the Closing Date.
Section II.03Transfer Submission. No later than five (5) Business Days prior to the Closing Date, (a) Buyer shall deliver to Seller a letter addressed to Seller, substantially in the form set forth on Exhibit F hereto, and a letter addressed to the FDA, substantially in the form set forth on Exhibit C hereto, each of which shall be duly executed by Buyer, acknowledging and providing notification of the transfer of the Priority Review Voucher from Seller to Buyer, respectively, in accordance with this Agreement; (b) Buyer and Seller shall mutually agree on the final form of the letter from Seller addressed to the Buyer, substantially in the form set forth on Exhibit E hereto, and the letter from Seller to the FDA, substantially in the form set forth on Exhibit D hereto, providing notification of the transfer of the Priority Review Voucher from Seller to Buyer in accordance with this Agreement, and Seller shall duly execute each of such letters; (c) Buyer and Seller shall mutually agree on the final form of the letter to be duly executed by Sentynl to the FDA, substantially in the form set forth on Exhibit G; and (d) Seller shall provide each of the letters referenced in the foregoing (a), (b) and (c) (collectively, following due execution of the letters referred to in (b) by Buyer and due execution of the letter referred to in (c) by Sentynl, the “Transfer Submission”) to Sentynl for submission to the FDA as a submission to the Subject NDA through the FDA’s Electronic Submissions Gateway on the Closing Date.  No later than six (6) Business Days prior to the Closing Date, Seller shall obtain from Sentynl and provide to Buyer the sequence number for the Transfer Submission (which sequence number is subject to potential modification following the time originally provided to Buyer in the event that Sentynl has made an intervening communication with the FDA such that a new sequence number has been generated for the Transfer Submission).
Section II.04Method of Payment. On the Closing Date, (a) Buyer shall deposit the Purchase Price into the Escrow Account, to be held in escrow by the Escrow Agent pursuant to the terms and conditions of the Escrow Agreement; (b) Seller shall cause Sentynl to submit the Transfer Submission to the FDA as a submission to the Subject NDA through the FDA’s Electronic Submissions Gateway; (c) Seller shall receive from Sentynl and deliver to Buyer a copy of the (i) the autogenerated email from fda.hhs.gov indicating that the Transfer Submission was received, (ii) the autogenerated email from fda.hhs.gov indicating that the Transfer Submission was submitted to center, (iii) the CDER response showing the application type/number, eCTD sequence number and CoreID indicating that the Transfer Submission was successfully processed into the CDER electronic data room, and (iv) a full PDF copy of the corresponding submission redacting only Form 356(h) included in the submission, excluding any support or utility files which will only include any files with the file extensions .xml, .txt, .dtd, and .xsl  (collectively, the foregoing (i), (ii), (iii) and (iv), the “Evidence of Transfer Submission”); (d) following completion of the foregoing (a), (b), and (c) and satisfaction or waiver on or prior to the Closing Date of the conditions set forth in Article VI, Buyer and Seller shall duly execute a joint written instruction letter to the Escrow Agent directing the Escrow Agent to release and deliver the Purchase Price from the Escrow Account to Seller, in accordance with the Escrow Agreement; and (e) following the completion of the foregoing (a), (b), (c) and (d), the Escrow Agent shall release the Purchase Price to Seller.  For the avoidance of doubt, notwithstanding the Transfer Submission being made by Sentynl, the Priority Review Voucher is and shall remain the property of Seller unless and until Closing has occurred, including, without limitation, the delivery of the Purchase Price from the Escrow Agent to Seller.  Any fees, costs and expenses payable to the Escrow Agent in connection with the transactions contemplated by this Agreement or the Escrow Agreement shall be borne by Seller.
Section II.05Tax Withholding. Buyer and its withholding agents shall be entitled to deduct and withhold from the Purchase Price otherwise payable pursuant to this Agreement to Seller any amount required to be deducted or withheld therefrom on account of Taxes under applicable Legal Requirements relating to taxes.  Before making any such deduction or withholding, (a) Buyer shall provide to Seller no less than five (5) days’ written notice of Buyer’s intention to make such deduction and withholding, and (b) Buyer shall cooperate with Seller to the extent reasonable in efforts by Seller to obtain available reduction of or relief from such deduction or withholding to the extent permitted by applicable Legal Requirements.  Any amounts deducted and withheld from the Purchase Price pursuant to this Section 2.05 and timely remitted to the applicable Taxing Authority shall be treated as paid to Seller for all purposes of this Agreement.
Article III.
CLOSING
Section III.01Closing. The consummation of the Asset Purchase (the “Closing”) shall be conducted telephonically or via email, facsimile transfer or other similar means of correspondence on such date to be mutually agreed upon by Buyer and Seller, which date shall be the second (2nd) succeeding Business Day after all of the conditions set forth in Article VI have been satisfied or waived (other than those conditions which, by their terms, are intended to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions). The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date.”
Section III.02Transactions to be Effected at Closing. At the Closing,
(a)Seller shall deliver, or cause to be delivered, to Buyer an executed Bill of Sale substantially in the form attached hereto as Exhibit B;
(b)Seller and Fortress shall deliver, or cause to be delivered, to Buyer an executed certificate from a duly authorized officer of the Seller certifying as to the matters set forth in Section 6.02(c);
(c)Buyer shall deliver, or cause to be delivered, to Seller an executed certificate from a duly authorized officer of the Buyer certifying as to the matters set forth in Section 6.03(c);
(d)Seller and Fortress shall deliver, or cause to be delivered, to Buyer an executed certificate of the secretary or an assistant secretary (or equivalent duly authorized officer or other representative) of Seller or Fortress, respectively, certifying (i) that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Seller or Fortress, respectively, authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby, and (ii) as to the incumbency of each Person executing this Agreement and any other document delivered in connection herewith on behalf of Seller or Fortress, respectively and that the signature of each such Person on this Agreement and such other document is such Person’s genuine signature;
(e)Seller shall deliver to Buyer a copy of the written consent executed by the stockholders of Seller constituting no less than ninety percent (90%) of the aggregate voting power of the Seller adopting and approving this Agreement and the transactions contemplated hereby;
(f)On the Closing Date, Seller shall ensure that Sentynl (on behalf of Buyer and Seller) submits, or causes to be submitted to the FDA, as a submission to the Subject NDA through the FDA’s Electronic Submissions Gateway, the Transfer Submission. Seller shall ensure that Sentynl provides to Seller and Buyer, on the Closing Date, the Evidence of Transfer Submission. Buyer may also independently submit to the FDA the Transfer Submission or any portion thereof to the FDA;
(g)Buyer shall deposit the Purchase Price into the Escrow Account, to be held in escrow by the Escrow Agent pursuant to the terms and conditions of the Escrow Agreement;
(h)Seller shall deliver to Buyer the letters referenced in Section 2.03(b), each of which shall have been duly executed by Seller;
(i)Within three (3) Business Days following the Effective Date, Seller shall have delivered to Buyer a properly completed, validly executed, true and correct Internal Revenue Service Form W-9 certifying that Seller is not subject to backup withholding for United States federal income tax purposes; and
(j)Seller, Buyer, and the Escrow Agent shall execute and deliver the Escrow Agreement.
Section III.03Title Passage. Upon the Closing, all of the right, title and interest in and to the Purchased Assets shall pass to Buyer free and clear of all Encumbrances.
Article IV.
REPRESENTATIONS AND WARRANTIES OF SELLER AND FORTRESS

Seller and Fortress each represents and warrants to Buyer, as of the Effective Date and the Closing Date, as follows:

Section IV.01Organization, Standing and Power. Each of Seller and Fortress is a corporation duly organized and validly existing under the laws of Delaware. Seller has the corporate power and authority to own, operate and lease its properties and to carry on its business as presently conducted and is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to adversely affect any of the Purchased Assets or Seller’s or Fortress’ ability to consummate the transactions contemplated by this Agreement, or Buyer’s ownership and rights with respect to any of the Purchased Assets after the Effective Date. Neither Seller nor Fortress is in violation of its certificate of incorporation or bylaws, in each case as amended to date.
Section IV.02Due Authority. Each of Seller and Fortress has the requisite corporate power and authority to enter into, deliver and perform its obligations under, and consummate the transactions contemplated by, this Agreement. The execution, delivery and performance of this Agreement, and the consummation of the Asset Purchase, have been duly and validly approved and authorized by all necessary corporate action on the part of Seller and Fortress, and this Agreement has been duly executed and delivered by Seller and Fortress. This Agreement, upon execution by the Parties, will constitute a valid and binding obligation of Seller and of Fortress enforceable against Seller and Fortress in accordance with its terms, subject only to the effect, if any, of (a) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (b) rules of law governing specific performance, injunctive relief and other equitable remedies. The approval of Fortress’ stockholders is not required for the execution, delivery and performance of this Agreement, and the consummation of the Asset Purchase.
Section IV.03Noncontravention. The execution and delivery by Seller and Fortress of this Agreement does not, and the consummation of the transactions contemplated hereby, including the transfer of title to, ownership in, and possession of the Purchased Assets, will not, (a) result in the creation of any Encumbrance on any of the Purchased Assets, (b) except as set forth on Section 4.03 of the Disclosure Schedule, create or confer any right in favor of any Person (other than the Seller) to receive, or to direct the receipt of, any portion of the consideration, proceeds, or other payments payable in connection with this Agreement or the transactions contemplated hereby or give rise to or require payment to any Person (other than expenses or amounts payable to third parties for services rendered directly in connection with the transactions contemplated hereby) or (c) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, revocation, suspension, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the certificate of incorporation or bylaws of Seller or Fortress, in each case as amended to date, (ii) the Priority Review Voucher or the Approval Letter, (iii) any Contract to which Seller, Fortress or any Affiliate of Seller or Fortress is a party or by which it is bound which involves or affects in any way any of the Purchased Assets or (iv) except as may be required to comply with the HSR Act, any Legal Requirements applicable to Seller or Fortress or any of the Purchased Assets (except, in the case of clauses (iii) and (iv) above, as would not, individually or in the aggregate, have an adverse effect on the ability of Seller to consummate the sale of the Purchased Assets at Closing and perform its other obligations under this Agreement or Buyer’s ownership and rights with respect to any of the Purchased Assets after the Closing).
Section IV.04No Consents. Except for the letters referenced in Section 2.03(a) and Section 2.03(b), and the filing of any Premerger Notification and Report Form required under the HSR Act, no filing, authorization, consent, approval, permit, order, registration or declaration, governmental or otherwise, is necessary to enable or authorize Seller to enter into, and to perform its obligations under, this Agreement.
Section IV.05Title to Purchased Assets. Seller is the sole and exclusive owner of the Purchased Assets and owns and at the Closing will transfer to Buyer good and transferable title to the Purchased Assets free and clear of any Encumbrances. Seller has performed all actions necessary to perfect its ownership of, and its ability to transfer, the Purchased Assets pursuant to this Agreement. Neither Seller, Sentynl nor any of their respective Affiliates has sold, transferred, conveyed, assigned, or delivered any Purchased Assets, or offered to do so, to any Person (other than Sentynl to Seller), and Seller has the full and sole right to sell, transfer, convey, assign, and deliver the Purchased Assets to Buyer free and clear of all Encumbrances and, at the Closing, Seller will sell, transfer, convey, assign and deliver to Buyer good and transferable title to the Purchased Assets free and clear of any Encumbrances.
Section IV.06Contracts. Except for this Agreement and as set forth on Section 4.06 of the Disclosure Schedule, there is no Contract to which Seller, Sentynl or any Affiliate of Seller or Sentynl, respectively, is a party that involves or affects the ownership of, licensing of, title to, or use of any of the Purchased Assets.
Section IV.07Compliance With Legal Requirements. Seller, Sentynl and their respective Affiliates are, and at all times have been, in compliance, in all material respects with each Legal

Requirement that is or was applicable to (a) Seller’s, Sentynl’s and their respective Affiliates’ conduct, acts, or omissions with respect to any of the Purchased Assets or (b) any of the Purchased Assets. Seller, Sentynl and their respective Affiliates have not received any written notice or other written communication from any Person regarding any actual, alleged, possible or potential violation of, or failure to comply with, any such Legal Requirement.  Since the three (3) year period prior to the Closing Date and as it relates to the FDA approval of the Subject NDA, the Approval Letter, the Priority Review Voucher or the activities giving rise to such FDA approval of the Subject NDA, the Approval Letter or the Priority Review Voucher, neither Seller, any Affiliate of Seller, Sentynl, any Affiliate of Sentynl, nor to the Knowledge of Seller, any representative of Seller, Sentynl or any of their respective Affiliates, has made an untrue statement of material fact or a fraudulent statement to the FDA or any other Governmental Entity, failed to disclose a material fact or a fraudulent statement to the FDA or any other Governmental Entity or committed an act, made a statement or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to revoke the Priority Review Voucher or invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for any other Governmental Entity to invoke any similar policy and which could reasonably be expected to result in a revocation of the Priority Review Voucher.
Section IV.08Legal Proceedings. There is no pending, or to Seller’s Knowledge, threatened Proceeding involving Fortress, Seller, Sentynl or any of their respective Affiliates, nor has there been any Proceeding involving Fortress, Seller, Sentynl or any of their respective Affiliates, and neither Fortress, Seller, Sentynl nor any of their respective Affiliates are a party or subject to the provisions of any Order, in each case, (a) that involves or affects (or may involve or affect) the issuance of, continued validity of, ownership of, transfer or license of, title to, or use of any of the Purchased Assets (including any such Order that seeks to prohibit or limit in any respect, or place any conditions on, the ownership or use by Buyer or its Affiliates of any of the Purchased Assets, in each case, as a result of the transactions contemplated by this Agreement), or (b) that otherwise challenges or seeks to restrain, prohibit, prevent, enjoin, alter, or delay the consummation of the transactions contemplated by this Agreement.
Section IV.09Governmental Authorizations. Neither Seller, Sentynl nor any of their Affiliates is required to hold any license, registration, or permit issued by any Governmental Entity to own, use or transfer the Purchased Assets, other than such licenses, registrations or permits that have already been obtained.
Section IV.10Revocation; Regulatory Change. The Priority Review Voucher has been duly granted and issued and has not been terminated, cancelled, redeemed or revoked and there are no facts or circumstances that would reasonably be expected to give rise to a right of the FDA to revoke (or that would otherwise result in the revocation of) the Priority Review Voucher, or result in the redemption or transfer of the Priority Review Voucher (other than pursuant to the transactions contemplated by this Agreement or as already transferred by Sentynl to Seller prior to the date of this Agreement), or that would reasonably be expected to preclude or interfere with the sale and transfer of the Purchased Assets to Buyer or Buyer’s use of the Purchased Assets following the Closing to obtain Priority Review (other than as set forth in the Approval Letter imposed by the FDA on the Priority Review Voucher or that is generally imposed on priority review vouchers under the FDCA).  Since the date that the Priority Review Voucher was issued there has not occurred any Regulatory Change.
Section IV.11Marketed Product. On January 26, 2026, Sentynl initiated marketing in the United States of the product approved under the Subject NDA to the extent and in a manner required under applicable Legal Requirements so as to preclude the FDA from exercising its authority to revoke the Priority Review Voucher pursuant to 21 U.S.C.§ 360ff(e)(1). Sentynl made its first commercial sale of the product approved under the Subject NDA on January 26, 2026, and Seller and Fortress have made available to

Buyer a disclosure from the FDA’s National Drug Code Directory verifying that the product approved under the Subject NDA has been marketed in accordance with applicable law.
Section IV.12Document Disclosure. Section 4.12 of the Disclosure Schedule is a true, correct and complete list of all documents for which true, correct and complete copies have been made available to Buyer as of the close of business on the last Business Day immediately preceding the Closing Date, which list includes any and all communications between Seller, Sentynl or their respective Affiliates, on the one hand, and the FDA, on the other hand, with respect to the Purchased Assets.  The documents listed as #14-17 in Section 4.12 of the Disclosure Schedule were submitted by Sentynl to the FDA as a submission to the Subject NDA through the FDA’s Electronic Submissions Gateway on January 20, 2026 with the [***].
Section IV.13Intent to Use. Neither Seller, Sentynl nor any of their respective Affiliates has filed or submitted, or permitted any Third Party to file or submit, to the FDA a Notice of Intent to Use the Priority Review Voucher.
Section IV.14No Broker. Neither Seller, Fortress nor any of their respective Affiliates has engaged, retained or entered into any agreement with any investment banker, broker, finder or other intermediary which has been authorized to act on behalf of Seller who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.
Section IV.15Taxes. Seller and its Affiliates have timely paid all amounts of Tax required to be paid on or prior to the date hereof, if a failure to pay such Tax would reasonably be expected to result in a lien on any of the Purchased Assets. There are no liens on account of Taxes on the Purchased Assets and no material audits, controversies or claims by a Governmental Entity pending or threatened against Seller with respect to Taxes relating to the Purchased Assets.

Section 4.16No Other Representations.  Except for the representations and warranties contained in this Article IV, neither Seller nor Fortress nor any stockholder, director, officer, employee or agent of Seller or Fortress has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Seller or Fortress.

Article V.
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller, as of the Effective Date and the Closing Date, as follows:

Section V.01Organization, Standing and Power. Buyer is a corporation duly organized and validly existing under the laws of [***]. Buyer has the corporate power and authority to own, operate and lease its properties and to carry on its business as presently conducted and is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to adversely affect Buyer’s ability to consummate the transactions contemplated by this Agreement. Buyer is not in violation of its certificate of incorporation or bylaws, in each case as amended to date.
Section V.02Authority. Buyer has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement, and the consummation of the Asset Purchase, have been duly and validly approved and authorized by all necessary corporate action on the part of Buyer, and this Agreement has been duly executed and delivered by Buyer. This Agreement, upon execution by the Parties, will constitute a valid and binding obligation of

Buyer enforceable against Buyer in accordance with its terms, subject only to the effect, if any, of (a) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.
Section V.03Noncontravention. The execution and delivery by Buyer of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, revocation, suspension, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (a) any provision of the certificate of incorporation or bylaws of Buyer, in each case as amended to date, (b) any Contract to which Buyer is a party or by which it is bound which involves or affects in any way the Asset Purchase or (c) except as may be required to comply with the HSR Act, any Legal Requirements applicable to Buyer.
Section V.04No Consents. Except for the letters referenced in Section 2.03(a) and Section 2.03(b), and the filing of any Premerger Notification and Report Form required under the HSR Act, no filing, authorization, consent, approval, permit, order, registration or declaration, governmental or otherwise, is necessary to enable or authorize Buyer to enter into, and to perform its obligations under, this Agreement.
Section V.05Financing. Buyer has, and will at Closing have, sufficient funds to consummate the transactions contemplated by this Agreement.
Section V.06No Broker. Buyer has not engaged, retained or entered into an agreement with any investment banker, broker, finder or other intermediary who has been authorized to act on behalf of Buyer who would be entitled to any fee or commission payable by Seller in connection with the transactions contemplated by this Agreement.
Article VI.
CONDITIONS TO CLOSING
Section VI.01Conditions Precedent of Buyer and Seller. Each Party’s obligations to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver, at or prior to the Closing Date, of each of the following conditions precedent:
(a)HSR Act. The applicable waiting period under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated.
(b)No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other material Order issued or promulgated by a Governmental Entity preventing the consummation of the transactions contemplated by this Agreement shall be in effect, and there shall not be any applicable Legal Requirement that makes consummation of the transactions contemplated by this Agreement illegal.
(c)No Governmental Litigation. There shall not be any Proceeding commenced or pending by a Governmental Entity seeking to prohibit, limit, delay, or otherwise restrain the consummation of this Agreement and/or the transactions contemplated hereby.
Section VI.02Buyer’s Conditions Precedent. The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver, at or prior to the Closing Date, of each of the following conditions precedent:

(a)Accuracy of Representations. Each of the representations and warranties made by Seller and Fortress in this Agreement (other than the Fundamental Representations) shall be true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “material adverse effect” set forth therein) in all material respects at and as of the Effective Date and as of the Closing Date (or, if made as of a specified period or date, as of such period or date). Each of the Fundamental Representations shall be true and correct in all respects at and as of the Effective Date and as of the Closing Date (or, in each case, if made as of a specified period or date, as of such period or date).
(b)Performance of Covenants. All of the covenants and obligations that Seller and Fortress are required to comply with or to perform hereunder at or prior to the Closing Date shall have been complied with and performed in all material respects.
(c)Closing Certificate. Seller and Fortress shall have delivered to Buyer a certificate, dated the Closing Date and duly executed by Seller and Fortress, certifying that the conditions set forth in Section 6.02(a) and Section 6.02(b) have been satisfied.
(d)No Regulatory Change. Since the Effective Date there shall not have occurred and remain in effect any Regulatory Change.
Section VI.03Seller’s Conditions Precedent. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver, at or prior to the Closing Date, of each of the following conditions precedent:
(a)Accuracy of Representations. Each of the representations and warranties made by Buyer in this Agreement shall be true and correct in all material respects at and as of the Closing Date (or, if made as of a specified period or date, as of such period or date), except to the extent that such representations and warranties are qualified by the term “material”, or words of similar import, in which case such representations and warranties (as so written, including the terms “material”, or words of similar import) shall be true and correct in all respects at and as of the Closing Date (or, if made as of a specified period or date, as of such period or date).
(b)Performance of Covenants. All of the covenants and obligations that Buyer is required to comply with or to perform hereunder at or prior to the Closing Date shall have been complied with and performed in all material respects.
(c)Closing Certificate. Buyer shall have delivered to Seller a certificate, dated the Closing Date and duly executed by Buyer, certifying that the conditions set forth in Section 6.03(a) and Section 6.03(b) have been satisfied.
Article VII.
PRE-CLOSING COVENANTS AND AGREEMENTS
Section VII.01Antitrust Notification.
(a)The Parties shall use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Legal Requirements to consummate the transactions contemplated by this Agreement. Without limiting the foregoing, Seller and Buyer shall file, or shall cause their ultimate parent entities as defined in the HSR Act to file, as soon as practicable (but not later than three (3) Business Days) after the Effective Date, any notifications required under the HSR Act, and shall respond as promptly as practicable to all inquiries or requests received from the Federal Trade Commission, the Antitrust Division of the U.S. Department of Justice or any other

Governmental Entity for additional information or documentation. In connection therewith, the Parties shall, or shall cause their respective Affiliates to, (i) furnish to the other Party such necessary information and reasonable assistance as the other Party may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act, and (ii) keep the other Party reasonably apprised of the status of any communications with, and any inquiries or requests for additional information from the applicable Governmental Entity. At the time of filing or at any time during the applicable waiting period under the HSR Act, Buyer shall decide, in its sole discretion, whether the Parties shall request early termination of the waiting period under the HSR Act.
(b)Subject to applicable confidentiality restrictions or restrictions required by applicable Legal Requirements, each Party will notify the other promptly upon the receipt of (a) any comments or questions from any Governmental Entity in connection with any filings made pursuant to Section 7.01(a) or the transactions contemplated by this Agreement and (b) any request by any Governmental Entity for information or documents relating to an investigation of the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, each Party shall provide to the other (or the other’s respective advisors) upon request copies of all correspondence between such Party and any Governmental Entity relating to the transactions contemplated by this Agreement. The Parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Section 7.01 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the Party providing such materials. In addition, to the extent reasonably practicable, all discussions, telephone calls, and meetings with a Governmental Entity regarding the transactions contemplated by this Agreement shall include representatives of Seller and Buyer, unless prohibited by such Governmental Entity or otherwise mutually agreed by the Parties in writing. Subject to applicable Legal Requirements, the Parties will consult and cooperate with each other in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, and proposals made or submitted to any Governmental Entity regarding the transactions contemplated by this Agreement by or on behalf of any Party.
(c)Notwithstanding the foregoing, nothing in this Agreement shall require, or be construed to require, the Parties or any of their respective Affiliates to offer or agree to (a) (i) sell, hold, hold separate, divest, license, discontinue or limit, before or after the Closing Date, any assets, businesses, equity holdings, intellectual property, or other interests or (ii) any conditions relating to, or changes or restrictions in, the operations of any such assets, businesses, equity holdings, intellectual property or interests (including but not limited to any requirements to enter into new Contracts or modify or terminate existing Contracts) including with respect to the Purchased Assets and use of the Priority Review Voucher to obtain Priority Review of a product candidate of Buyer or its Affiliates or any other benefit associated with the Purchased Assets or (b) any material modification or waiver of the terms and conditions of this Agreement.
(d)Buyer shall bear all filing fees related to any notifications under the HSR Act.
Section VII.02Regulatory Change Notification. Until the date on which Buyer receives approval from the FDA with respect to the drug on which Buyer has used the Priority Review Voucher, Seller shall provide Buyer with prompt written notification of the occurrence of any Regulatory Change of which Seller, Fortress or Sentynl becomes aware.
Section VII.03Efforts. Without limiting the other obligations under this Agreement, during the period from the Effective Date and continuing until the earlier of the termination of this Agreement or the Closing Date (the “Pre-Closing Period”), except as otherwise expressly contemplated by this Agreement or with such other Party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, each Party shall not, and shall cause its Affiliates not to, knowingly take or permit any action that, or omit to take any action the absence of which, could reasonably be expected to prevent or materially delay the satisfaction of the conditions set forth in Article VI.
Section VII.04Exclusivity. Until the earlier of the Closing or the termination of this Agreement, neither Seller nor Fortress shall (a) transfer or assign the Priority Review Voucher to any Person other than Buyer or enter into any Contract with respect thereto, or (b) encumber or otherwise grant or allow to exist any Encumbrance on the Priority Review Voucher (other than pursuant to this Agreement).
Section VII.05No Solicitation. During the Pre-Closing Period, neither Seller nor Fortress shall, nor shall they authorize, instruct, or permit any of their respective Affiliates or its or their respective Representatives to, (i) solicit, initiate, facilitate or encourage any inquiries, proposals or offers with respect to, or the submission of, any Alternative Transaction by any Person (other than Buyer or its Affiliates or their respective Representatives) or any inquiry, proposal or offer that is reasonably likely to lead to an Alternative Transaction, (ii) engage, continue or participate in any discussions or negotiations regarding, or take any other action intended or reasonably expected to facilitate the making of any inquiry, proposal or offer to Seller or Fortress that constitutes, or may reasonably be expected to lead to, any Alternative Transaction by any Person (other than Buyer or its Affiliates or their respective Representatives) other than to state that they are not permitted to have discussions, (iii) accept any inquiry, proposal or offer from any Person (other than Buyer) in respect of an Alternative Transaction, or (iv) resolve to propose or agree to do any of the foregoing.
Section VII.06Notice of Intent to Use.  Buyer may, on or after the Effective Date and prior to the Closing, submit a Notice of Intent to Use the Priority Review Voucher to the FDA of its intent to use the Priority Review Voucher to obtain Priority Review of a human drug application or biologics drug application of Buyer’s choice in accordance with the applicable provisions of the FDCA and the Priority Review Voucher (a “Pre-Closing PRV Notice”).
(a)Upon Buyer’s request, Seller and Fortress shall cooperate reasonably with Buyer, and Seller shall ensure that Sentynl reasonably cooperates, in connection with Buyer’s submission of a Pre-Closing PRV Notice. The Parties shall, or shall cause their respective Affiliates to, and Seller and Fortress shall cause Sentynl to, keep the other Party reasonably apprised of the status of any communications with, and any inquiries or requests for additional information from, the FDA in connection with any Pre-Closing PRV Notice.
(b)The Parties acknowledge and agree that (i) no Party makes any representation or warranty that the FDA will accept the submission by Buyer prior to the Closing of such Pre-Closing PRV Notice or otherwise agree that such submission by Buyer prior to the Closing will allow the Buyer to submit a human drug application as defined in Section 735(1) of the FDCA (21 U.S.C. § 379g(1)) for Priority Review within ninety (90) days of submission by Buyer prior to the Closing of such Pre-Closing PRV Notice, (ii) it is not a condition to any Party’s obligation to consummate the Closing that the FDA has so accepted such submission by Buyer or otherwise so agreed that such submission by Buyer will so allow Buyer to so submit such human drug application, (iii) if the FDA accepts the Pre-Closing PRV Notice submitted by Buyer then Buyer alone shall be responsible for the payment of the priority review user fee described in Section 529(c) of the FDC Act (21 U.S.C. § 360ff(c)) (the “Pre-Closing Priority Review Fee”), and (iv) if due to an inability to obtain the expiration or termination of the waiting period under the HSR Act or a failure to satisfy or waive any other pre-closing condition described in this Agreement (other than if such inability or failure is caused by a breach by Seller or any of its representations, warranties, covenants or obligations under this Agreement), or for any other reason (other than a breach by Seller of any of its representations, warranties, covenants or obligations under this Agreement), the Priority Review Voucher ultimately is not transferred to Buyer, neither Seller nor Fortress shall assume or be liable for any Liabilities of Buyer or its Affiliates in connection with the Pre-Closing PRV Notice, or be otherwise required to reimburse any costs incurred by Buyer or its Affiliates in connection with the Pre-Closing PRV Notice, including payment of the Pre-Closing Priority Review Fee.
(c)Notwithstanding anything to the contrary herein, except for the filings or notices contemplated by this Section 7.06, none of Buyer, its Affiliates or its or their Representatives, on the one hand, or Seller, Fortress, Sentynl, their respective Affiliates or its or their respective Representatives, on the other hand, shall, prior to the Closing, take any action, make any filing or provide any notice which will or would reasonably be expected to result in the use, termination, cancellation or revocation of the Priority Review Voucher (including the submission of a human drug application or biologics drug application which uses or redeems the Priority Review Voucher) or would otherwise adversely affect the future use or transferability of, or either Buyer's or Seller’s, as applicable, rights in, the Priority Review Voucher following any termination of this Agreement; provided that, notwithstanding the foregoing, this Section 7.06(c) shall not prohibit any such Person from taking any action, making any filing or providing any notice in a manner expressly contemplated by this Agreement.
(d)Buyer may withdraw any Pre-Closing PRV Notice at any time by notice to FDA.
Section VII.07Escrow Agreement. During the Pre-Closing Period, the Parties shall use reasonable best efforts to select an Escrow Agent and negotiate an Escrow Agreement mutually acceptable to the Seller, Buyer and Escrow Agent.
Article VIII.
INDEMNIFICATION
Section VIII.01Indemnification.
(a)Indemnification by Seller. From and after the Closing, Seller and Fortress will, jointly and severally, indemnify, defend and hold Buyer and its Affiliates, and their respective Representatives, successors and assigns (each, a “Buyer Indemnitee”) harmless for, from and against any and all Liabilities, losses, damages, claims, costs and expenses (including reasonable attorneys’ fees) (collectively, “Damages”), whether or not arising from, relating to, or otherwise in connection with a claim of a Third Party (each, a “Third Party Claim”), which any Buyer Indemnitee may suffer, incur, sustain, or become subject to, to the extent arising from, relating to or otherwise in connection with (i) any breach of, or inaccuracy in, any of Seller’s or Fortress’ representations and warranties made under this Agreement or any certificate delivered by Seller or Fortress hereunder; (ii) any breach of, or failure to perform, any of Seller’s covenants or obligations made under this Agreement or any certificate delivered by Seller hereunder; or (iii) any Excluded Liability.
(b)Indemnification by Buyer. From and after the Closing, Buyer will indemnify, defend and hold Seller and its Affiliates, and their respective Representatives, successors and assigns (each, a “Seller Indemnitee”) harmless for, from and against any and all Damages, whether or not arising from, relating to or otherwise in connection with a Third Party Claim, which any Seller Indemnitee may suffer, incur, sustain, or become subject to, to the extent arising from, relating to or otherwise in connection with (i) any breach of, or inaccuracy in, any of Buyer’s representations and warranties made under this Agreement or any certificate delivered by Buyer hereunder; (ii) any breach of, or failure to perform, any of Buyer’s covenants or obligations made under this Agreement or any certificate delivered by Buyer hereunder; or (iii) the failure of Buyer to satisfy, discharge or pay any Liability related to the Purchased Assets (other than any Excluded Liability) incurred or accrued after the Closing Date.
Section VIII.02Indemnification Procedures.

(a)A Person entitled to indemnification pursuant to Section 8.01 will hereinafter be referred to as an “Indemnitee.” A Party obligated to indemnify an Indemnitee hereunder will hereinafter be referred to as an “Indemnitor.”
(b)A claim for indemnification for any matter not involving a Third Party Claim may be asserted by written notice to the Indemnitor. Such notice shall include the facts constituting the basis for such claim for indemnification, the Sections of this Agreement upon which such claim for indemnification is then based and an estimate, to the extent known, of the amount of Damages suffered or reasonably expected to be suffered by the Indemnitee; provided that the failure to give such notification or any deficiency in such notification will not relieve such Indemnitor from any obligation under this Article VIII, except to the extent such failure to give such notification or such deficiency in such notification actually and materially prejudices such Indemnitor.
(c)In the event of any instituted or asserted Third Party Claim against an Indemnitee, Indemnitee shall inform Indemnitor of such Third Party Claim as soon as reasonably practicable after such Third Party Claim arises; provided that the failure to give such notification or any deficiency in such notification will not relieve such Indemnitor from any obligation under this Article VIII, except to the extent such failure to give such notification or such deficiency in such notification actually and materially prejudices such Indemnitor.
(d)The Indemnitor shall have the right to defend, at its sole cost and expense (with counsel reasonably selected by the Indemnitor and approved by the Indemnitee, such approval not to be unreasonably withheld, conditioned or delayed), a Third Party Claim by all appropriate proceedings, which proceedings shall be prosecuted diligently by the Indemnitor to a final conclusion or settled at the discretion of the Indemnitor; provided, however, that the Indemnitor may not assume control of defense to a Third Party Claim (i) unless it covenants to the Indemnitee in writing within ten (10) Business Days after the Indemnitee has given written notice of the Third Party Claim to the Indemnitor to indemnify, defend and hold harmless the Indemnitee from and against the entirety of any and all Damages that the Indemnitee may suffer resulting from or arising out of the Third Party Claim (subject, however, to the limitations set forth in Section 8.03), (ii) in which equitable relief other than monetary damages is sought, (iii) if such Third Party Claim is brought by a Governmental Entity or is otherwise related to or arises in connection with any FDA, Tax or criminal or regulatory enforcement matter, (iv) if the Indemnitee has been advised in writing by outside counsel that a legal conflict or potential legal conflict exists between the Indemnitee and the Indemnitor in connection with conducting the defense of the Third Party Claim, or (v) settlement of, an adverse Order with respect to, or conduct of the defense of the Third Party Claim by the Indemnitor is, in the good faith judgment of the Indemnitee, likely to be materially adverse to the Indemnitee’s or its Affiliates’ reputation or continuing business interests (including its relationships with current or potential customers, licensors, distributors, suppliers, or other parties material to the conduct of its business); provided, further, however, that the Indemnitor may not enter into any compromise or settlement unless (i) such compromise or settlement includes as an unconditional term thereof, the giving by each claimant or plaintiff to the Indemnitee of a release from all liability in respect of such Third Party Claim; and (ii) the Indemnitee consents to such compromise or settlement, which consent shall not be unreasonably withheld, conditioned or delayed unless such compromise or settlement involves (A) any admission of legal wrongdoing by the Indemnitee, (B) any payment by the Indemnitee that is not indemnified hereunder or (C) the imposition of any equitable relief against the Indemnitee, in which case ((A) – (C)) the Indemnitee may withhold its consent in its sole discretion. If the Indemnitor does not elect to assume control of the defense of such Third Party Claim, or if a good faith and diligent defense is not being or ceases to be materially conducted by the Indemnitor, the Indemnitee shall have the right, at the expense of the Indemnitor, upon at least ten (10) Business Days’ prior written notice to the Indemnitor of its intent to do so, to undertake the defense of such Third Party Claim for the account of the Indemnitor (with counsel reasonably selected by the Indemnitee and approved by the Indemnitor, such approval not to be unreasonably withheld, conditioned or delayed). If the Indemnitee is defending such Third Party Claim, the Indemnitee shall keep the Indemnitor apprised of all material developments with respect to such Third Party Claim and promptly provide the Indemnitor with copies of all correspondence and documents exchanged by the Indemnitee and the opposing party(ies) to such litigation. If the Indemnitor has elected to defend such Third Party Claim or if the Indemnitor has otherwise acknowledged in writing its responsibility for indemnifying a Third Party Claim, the Indemnitee may not compromise or settle such litigation without the prior written consent of the Indemnitor, such consent not to be unreasonably withheld, conditioned or delayed.
(e)The Indemnitee may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnitor pursuant to this Section 8.02 and shall bear its own costs and expenses with respect to such participation; provided, however, that the Indemnitor shall bear such costs and expenses (i) if counsel for the Indemnitor or counsel for the Indemnitee shall have reasonably determined that counsel for the Indemnitor may not properly represent both the Indemnitor and the Indemnitee or (ii) if such participation is requested by the Indemnitor.
Section VIII.03Limitations on Indemnification.  Notwithstanding anything to the contrary contained in this Agreement, except for Damages directly or indirectly incurred or suffered by any Indemnitee arising out of or related to the other Party’s Fraud, the maximum amount of indemnifiable Damages that may be recovered from (a) Seller and Fortress pursuant to Section 8.01(a) shall equal the Purchase Price, and (b) Buyer pursuant to Section 8.01(b) shall equal the Purchase Price.  Notwithstanding anything to the contrary set forth herein, except to the extent actually awarded against an Indemnitee pursuant to an Order with respect to a Third Party Claim and except for another Party’s Fraud, no Party shall have any liability under any provision of this Agreement (including this Article VIII) for any punitive, consequential, incidental, special or indirect damages or damages for or otherwise based on business interruption, diminution of value, loss of future revenue, profits or income, or loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement.

Section 8.05Exclusive Remedy.  From and after the Closing, except in the case of Fraud and as otherwise provided in Section 11.09, the sole and exclusive remedy of any Indemnitee for any Damages that such Indemnitee may at any time suffer or incur, or become subject to, as a result of, or in connection with this Agreement, including any inaccuracy, violation or breach of any representation and warranty contained in this Agreement by any Party, or any failure by any Party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement, shall be indemnification in accordance with this Article VIII (subject to the applicable qualifications and limitations set forth in this Agreement).

Article IX.
TERMINATION
Section IX.01Termination Prior to Closing. Notwithstanding any contrary provisions of this Agreement, this Agreement and the respective obligations of the Parties to consummate the transactions contemplated by this Agreement may be terminated and abandoned at any time before the Closing only as follows:
(a)upon the mutual written consent of Buyer and Seller;
(b)by either Party, by written notice to the other Party if the Closing has not occurred on or before 11:59 p.m., Eastern Standard Time, on April 30, 2026 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to any Party whose material breach of any provision set forth in this Agreement is the primary cause of the failure of the Closing to occur on or before such date;
(c)by Buyer or Seller, if (i) any Legal Requirement having the effect referred to in Section 6.01(b) has been enacted, issued, promulgated, enforced or entered or (ii) any order, injunction or decree having the effect referred to in Section 6.01(b) is in effect and has become final and non-appealable;
(d)by Buyer, if Buyer is not in material breach of its obligations under this Agreement and there has been a violation or breach by Seller or Fortress of any of its representations, warranties, covenants or other agreements contained in this Agreement, which has prevented or would prevent the satisfaction of any condition to the obligations of Buyer at the Closing set forth in Section 6.02, and (i) such violation or breach has not been waived by Buyer, (ii) Buyer has provided written notice to Seller and Fortress of such violation or breach setting forth the allegations of violation or breach in reasonable detail, and (iii) such violation or breach cannot be or has not been cured by Seller or Fortress, as the case may be, within twenty (20) Business Days after receiving written notice thereof from Buyer (provided that in no event shall such twenty (20) Business Day extend beyond the Outside Date); or
(e)by Seller, if Seller is not in material breach of its obligations under this Agreement and there has been a violation or breach by Buyer of any of its representations, warranties, covenants or other agreements contained in this Agreement, which has prevented or would prevent the satisfaction of any condition to the obligations of Seller at the Closing set forth in Section 6.03 and (i) such violation or breach has not been waived by Seller, (ii) Seller has provided written notice to Buyer of such violation or breach setting forth the allegations of violation or breach in reasonable detail, and (iii) such violation or breach cannot be or has not been cured by Buyer within twenty (20) Business Days after receiving written notice thereof from Seller (provided that in no event shall such twenty (20) Business Day extend beyond the Outside Date).
Section IX.02Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.01, (a) written notice thereof shall forthwith be given to the other Party specifying the provision hereof pursuant to which such termination is made, (b) this Agreement shall forthwith become null and void and of no force or effect (except for the provisions of this Section 9.02, Section 10.03, Article I and Article XI, which shall survive any such termination), (c) if a Pre-Closing PRV Notice was submitted by Buyer to the FDA prior to such termination, Buyer shall promptly (i) withdraw any such Pre-Closing PRV Notice, (ii) provide Seller with a copy of such withdrawal, (iii) confirm in writing to Seller that the Priority Review Voucher was not, at any time, used by Buyer or its Affiliates in connection with any human drug application prior to such withdrawal, and (d) there shall be no liability on the part of Buyer or Seller except for damages resulting from any breach of this Agreement prior to termination of this Agreement by Buyer or Seller.
Article X.
ADDITIONAL COVENANTS
Section X.01Further Assurances.
(a)The Parties shall cooperate reasonably with each other, and Seller shall ensure that Sentynl reasonably cooperates, in connection with any steps required to be taken as part of their respective obligations under this Agreement, or in connection with the transfer, sale, assignment or disposition of the Purchased Asset by Buyer, or its successors or assigns, to another Person, including without limitation any notifications or filings required to be made to the FDA in connection with the transfer of the Purchased Assets and shall, at no expense to the other Party, (i) furnish upon request to each other such further information, (ii) execute and deliver to each other such other documents, and (iii) do such other acts and things, all as the other Party may reasonably request for the purpose of carrying out the intent of this Agreement and the transactions contemplated by this Agreement, including the use by Buyer, its Affiliates or their respective successors and assigns of the Priority Review Voucher in accordance with its terms and applicable Legal Requirements or in connection with transfer, sale, assignment or disposition of the Purchased Assets by Buyer, or its successors or assigns, to another Person.
(b)Without limiting the foregoing, Buyer, Fortress and Seller agree to cooperate and assist each other, and Seller shall ensure that Sentynl cooperates and assists the Parties, with respect to all filings or notifications to any Governmental Entity related to the transfer and assignment of the Purchased Assets pursuant to this Agreement, including the transfer, sale, assignment or disposition of the Purchased Assets by Buyer, or its successors or assigns, to another Person.
Section X.02Compliance with Legal Requirements. Following the Effective Date, Seller shall, and shall ensure Sentynl, their respective Affiliates and each of their respective successors in interest and assigns to the product approved under the Subject NDA to, at all times comply with all Legal Requirements applicable to the Purchased Assets, including any and all Legal Requirements applicable to the validity, use or transfer of the Priority Review Voucher, and to prevent any act or omission that would reasonably be expected to result in the revocation of the Priority Review Voucher if such Legal Requirements were not complied with. Seller shall, and shall ensure that Sentynl shall, promptly forward to Buyer any communications or notices it, Sentynl, or their Affiliates receive from any Governmental Entity in respect of or otherwise impacting the Purchased Assets.
Section X.03Nondisclosure.
(a)Subject to disclosures permitted or contemplated by Section 10.04, with respect to Confidential Information received from or on behalf of a Party, the other Parties will (i) keep such Confidential Information confidential, (ii) not use any such Confidential Information for any reason other than to carry out the intent and purpose of this Agreement, and (iii) not disclose any such Confidential Information to any Person, except in each case as otherwise expressly permitted by this Agreement or with the prior written consent of the disclosing Party.
(b)Each Party may disclose Confidential Information of the other Parties only to its Affiliates and to its and their Representatives on a need-to-know basis.
(c)Each Party will (i) enforce the terms of this Section 10.03 as to its Affiliates and its and their Representatives, (ii) take such action to the extent necessary to cause its Affiliates and its and their Representatives to comply with the terms and conditions of this Section 10.03, and (iii) be responsible and liable for any breach of this Section 10.03 by it or its Affiliates or its or their Representatives.
(d)If a Party becomes compelled by a court or is requested by a Governmental Entity to make any disclosure that is prohibited or otherwise constrained by this Section 10.03, such Party shall provide the disclosing Party with prompt notice of such compulsion or request (to the extent legally permitted) so that it may seek an appropriate protective order or other appropriate remedy or waive compliance with the provisions of this Section 10.03. In the absence of a protective order or other remedy, the Party subject to the requirement to disclose may disclose that portion (and only that portion) of the Confidential Information that, based upon advice of its counsel, it is legally compelled to disclose or that has been requested by such Governmental Entity; provided, however, that such Party shall use reasonable efforts to obtain reliable assurance that confidential treatment will be accorded by any Person to whom any Confidential Information is so disclosed.

(e)Nothing herein shall prohibit or otherwise restrict the disclosure of any Confidential Information by or on behalf of Buyer or its Affiliates to the FDA or other Governmental Entity to the extent required by the FDA or such other Governmental Entity to enable the use or transfer of the Priority Review Voucher; provided, that Buyer, its Affiliates and their respective Representatives shall use commercially reasonable efforts to obtain confidential treatment for any such disclosures.
Section X.04Disclosures Concerning this Agreement. The press release with respect to the execution of this Agreement that is attached as Exhibit H hereto shall be issued by Seller on or on the next Business Day following the Effective Date. Buyer, Seller and Fortress agree not to (and to ensure that their respective Affiliates do not and Seller and Fortress shall ensure that Sentynl and its Affiliates do not) issue any other press releases or public announcements concerning this Agreement, or that identifies any other Party as party to this Agreement or the acquiror of the Priority Review Voucher without the prior written consent of such other Party (which consent shall not be unreasonably withheld, conditioned or delayed), except as required by a Governmental Entity or applicable Legal Requirement (including the rules and regulations of any stock exchange or trading market on which a Party’s (or its parent entity’s) securities are traded); provided that the Party intending to disclose such information shall use reasonable efforts to provide the other Parties with advance notice of such required disclosure, and an opportunity to review and comment on such proposed disclosure (which comments shall be considered in good faith by the disclosing Party). Notwithstanding the foregoing, without prior submission to or approval of the other Parties, no Party may issue press releases or public announcements which incorporate only such information concerning this Agreement as was included in a press release or public disclosure which was previously disclosed under the terms of this Agreement or which contains only non-material factual information regarding this Agreement. Buyer acknowledges that Fortress, as a publicly traded company is legally obligated to make timely disclosures of material events relating to its business. Buyer acknowledges that Fortress may be obligated to file a copy of this Agreement with the United States Securities and Exchange Commission; provided that if Fortress is obligated to so file a copy of this Agreement, Fortress shall prepare a proposed redacted version thereof and request confidential treatment thereof, and Buyer may promptly provide its comments and additional proposed redactions, if any, thereon, which comments and proposed redactions, if any, shall be considered in good faith by Fortress.
Section X.05Use of Name. Except as expressly provided herein, no Party shall mention or otherwise use the name, logo, or trademark of any other Party or any of its Affiliates (or any abbreviation or adaptation thereof) in any publication, press release, marketing, and promotional material, or other form of publicity or filing that is publicly available without the prior written approval of such other Party in each instance. The restrictions imposed by this Section 10.05 shall not prohibit a Party from making any disclosure identifying the other Parties that, in the opinion of the disclosing Party’s counsel, is required by applicable Law or the rules of a stock exchange on which the securities of the disclosing Party are listed; provided that such disclosing Party shall submit the proposed disclosure identifying another Party in writing to such other Party as far in advance as reasonably practicable (and in no event less than two (2) Business Days prior to the anticipated date of disclosure) so as to provide a reasonable opportunity to comment thereon.
Section X.06Expenses. Whether or not the Asset Purchase and the other transactions contemplated by this Agreement are consummated, and except as otherwise expressly set forth in this Agreement, each of the Parties shall bear its own fees and expenses incurred or owed in connection with the purchase and sale of the Purchased Assets, this Agreement and the transactions contemplated hereby.

Article XI.
GENERAL PROVISIONS
Section XI.01Survival. The representations and warranties of Seller, Fortress and Buyer contained in this Agreement, and liability for the breach thereof, shall survive the Closing and shall remain in full force and effect for a period of eighteen (18) months following the Closing Date; provided, however, that all covenants that by their terms were to be performed at or prior to the Closing and all Fundamental Representations and any claims for Fraud shall survive the Closing Date and remain in full force and effect until the date that is three (3) years after the Closing Date; provided, further, that all representations and warranties of Seller, Fortress and Buyer (including Fundamental Representations) shall terminate three (3) months following the date on which Buyer receives approval from the FDA with respect to the drug on which Buyer has used the Priority Review Voucher.  Covenants which are by their terms to be performed following the Closing shall survive the Closing and remain in full force and effect until performed in accordance with their terms. Notwithstanding the foregoing, if written notice of a claim has been given in the manner required by Section 8.02 prior to the expiration of the applicable survival period by the Party seeking indemnification for such claim, then the relevant covenants, representations and warranties of the other Party shall survive as to such claim until such claim has been finally resolved pursuant to Article VIII.
Section XI.02Taxes.
(a)Notwithstanding any other provision in this Agreement to the contrary, any transfer Taxes, documentary charges, recording fees, and similar Taxes, charges, or fees (including any penalties, interest and additions thereto) that may become payable by either Party or its Affiliates in connection with the sale of the Purchased Assets to Buyer (collectively, “Transfer Taxes”) shall be economically borne fifty percent (50%) by Buyer on the one hand, and fifty percent (50%) by Seller on the other hand, regardless of which Party such taxes, fees or duties are assessed against. The party that is primarily responsible for the filing of any Tax return or other documentation with respect to Transfer Taxes shall promptly prepare and file such Tax return or documentation, as applicable, and the other party shall provide such cooperation in connection therewith as may be reasonably requested by the filing party. Any Transfer Tax shall be paid to the applicable Governmental Entity by the Party that is primarily liable for payment of such Tax under applicable Legal Requirements. Such Party shall promptly be reimbursed for any Transfer Taxes paid in accordance with this Section 11.02. Any such payment between the Parties pursuant to this Section 11.02 shall be treated as an adjustment to the Purchase Price for all Tax purposes, unless otherwise required by applicable Legal Requirements. The Parties shall use commercially reasonable efforts to mitigate, reduce or eliminate any Transfer Tax. Buyer, its Affiliates, or any Buyer transferee of the Priority Review Voucher shall be solely responsible for the payment of the priority review fee described in 21 U.S.C. § 360ff(c) (the “Priority Review Fee”) and all other user fees applicable to the human drug application for which the Priority Review Voucher is redeemed, following the Closing. For the avoidance of doubt, following the Closing, Seller shall have no liability or obligation for any such fees.
(b)All ad valorem obligations levied with respect to the Purchased Assets for a taxable period that includes (but does not end on) the Closing Date shall be apportioned between Seller and Buyer on a per diem basis. Seller shall be liable for the proportionate amount of such ad valorem obligations that is attributable to the portion of such taxable period ending at the end of the Closing Date, which shall be treated as an Excluded Liability; and Buyer shall be liable for the remainder of such obligations.
Section XI.03Notices. Any notice or other communication required or permitted to be delivered to any Party shall be in writing and shall be deemed properly delivered, given and received: (a) when delivered by hand; (b) upon receipt when delivered by email if received prior to 6:00pm local time of the recipient, or if received after 6:00pm local time of the recipient, on the next Business Day, in each case, provided no “bounce-back” or other email response indicating that such message was undeliverable is received by the Party providing such notice; or (c) upon such Party’s receipt after being sent by registered mail, by courier or express delivery service; or (d) upon confirmation of receipt during normal business hours on a Business Day or, if received after normal business hours, on the next Business Day, after being sent by facsimile, in any case to the address or facsimile number set forth beneath the name of such Party below (or to such other address as such Party shall have specified in a written notice given to the other Party in accordance with this Section 11.03):
(a)if to Buyer, to:

[***]

with a copy (which shall not constitute notice) to:

[***]

(b)if to Seller or Fortress, to:

Fortress Biotech, Inc.

1111 Kane Concourse, Suite 301

Bay Harbor Islands, Florida 33154
Attention: David Jin, CFO

Email: [***]

with a copy (which shall not constitute notice) to:

Fortress Biotech, Inc.

1111 Kane Concourse, Suite 301

Bay Harbor Islands, Florida 33154
Attention: Legal Department

Email: [***]

and:

DLA Piper LLP (US)

Harbor East
650 S. Exeter Street, Suite 1100

Baltimore, Maryland 21202-4576

Email: [***]

Attention: [***]

Section XI.04Construction.
(a)The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.
(b)As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation” and the word “or” is not intended to be exclusive unless expressly indicated otherwise.

The words “will” and “shall” have the same meaning. “Extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if.”
(c)The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Except as otherwise indicated, (i) all references in this Agreement to “Articles,” “Sections,” “Schedules” or “Exhibits” are intended to refer to Articles, Sections, Schedules or Exhibits of this Agreement, and (ii) references in any Section to any clause are references to such clause of such Section.
(d)Except where the context otherwise requires, wherever used, the singular shall include the plural, the plural the singular, the use of any gender shall be applicable to all genders and the word “or” is used in the inclusive sense (and/or).
(e)Whenever this Agreement refers to a number of days, unless otherwise specified, such number refers to calendar days.
(f)The captions, table of contents and headings in this Agreement are for convenience of reference only and in no way define, describe, extend, or limit the scope or intent of this Agreement or the intent of any provision contained in this Agreement.
(g)Unless otherwise specified, (i) references to any applicable law or other Legal Requirement shall be deemed to refer to such law or Legal Requirement as amended from time to time and to any rules, regulations or interpretations promulgated thereunder and (ii) references to any agreement or Contract are to that agreement or Contract as amended, modified, supplemented, extended or renewed from time to time in accordance with the terms hereof and thereof.
Section XI.05Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that all Parties need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission or facsimile shall be sufficient to bind the Parties to the terms and conditions of this Agreement.
Section XI.06Entire Agreement. This Agreement, including all exhibits and schedules attached hereto, and the Non-Disclosure Agreement by and between Fortress and Buyer dated January 26, 2026, sets forth the entire understanding of the Parties relating to the subject matter hereof and supersedes all prior agreements and understandings among or between the Parties relating to the subject matter hereof.
Section XI.07Assignment. No Party will have the right to assign this Agreement, in whole or in part, by operation of law or otherwise, without the other Parties’ express prior written consent. Any attempt to assign this Agreement without such consent, will be null and void. Notwithstanding the foregoing, any Party may assign this Agreement, in whole or in part, without the consent of the other Parties: (a) to a Third Party that succeeds to all or substantially all of its assets or business related to this Agreement (whether by sale, merger, operation of law or otherwise); or (b) to an Affiliate of such Party. Notwithstanding the foregoing, Buyer may assign this Agreement, in whole or in part, without Seller’s or Fortress’ consent, to any purchaser, transferee, or assignee of any of the Purchased Assets; provided, that Buyer shall provide Seller and Fortress with written notice of any such assignment within thirty (30) days following such assignment, and provided further that the obligations of Seller and Fortress shall not accrue to the benefit of such assignee unless and until Buyer has provided notice of such assignment to Seller and Fortress. For the avoidance of doubt, no assignment made pursuant to this Section 11.07 shall relieve the assigning Party of any of its obligations under this Agreement. Subject to the foregoing, this Agreement will bind and inure to the benefit of each Party’s successors and permitted assigns.
Section XI.08Severability. If any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably to effect the intent of the Parties. The Parties shall use commercially reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.
Section XI.09Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law or equity upon such Party, and the exercise by a Party of any one remedy shall not preclude the exercise of any other remedy and nothing in this Agreement shall be deemed a waiver by any Party of any right to specific performance or injunctive relief. The Parties agree that irreparable harm would occur in the event that the transactions contemplated hereby are not consummated in accordance with the terms of this Agreement, and that money damages or other legal remedies would not be an adequate remedy for any such harm. Accordingly, the Parties acknowledge and hereby covenant and agree that in the event of any breach or threatened breach of the covenants, agreements, or obligations set forth in this Agreement, then in addition to any other remedy available at law or in equity, the non-breaching Party will be entitled to seek an injunction or injunctions to prevent or restrain any breaches or threatened breaches of this Agreement, and to specifically enforce the terms and provisions of this Agreement to enforce compliance with the covenants, agreements, and obligations under this Agreement. Each Party hereby covenants and agrees not to raise, and irrevocably waives, any objections to the availability of such relief that a remedy at law would be adequate and that a bond or other security will be required.
Section XI.10Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

Arbitration.  Each Party irrevocably agrees that any Proceeding arising out of or relating to this Agreement brought by such Party or its successors or assigns shall be finally resolved or settled exclusively through binding arbitration pursuant to this Section 11.11.  [***] Arbitration shall be administered by the American Arbitration Association (“AAA”) in accordance with its Commercial Arbitration Rules then in effect. A panel of three arbitrators will conduct the arbitration. The demanding Party shall select one arbitrator and the responding Party shall select a second arbitrator within 15 days after giving or receiving the request for arbitration, whichever the case may be, and notify the other Party or Parties of such selection in writing. If there are more than two parties to such dispute, then all claimants shall jointly select one arbitrator and all respondents shall jointly select a second arbitrator within 15 days after giving or receiving the request for arbitration, whichever the case may be, and notify the other Party or Parties of such selection in writing. Such arbitrators shall be freely selected and the Parties shall not be limited in their selection to any prescribed list. The two selected arbitrators shall, in consultation with their respective appointing Parties, shall select a third arbitrator, who shall be the chairman of the arbitral tribunal (provided that such third arbitrator must be a legally-qualified lawyer, legal practitioner or judicial officer with at least ten (10) years of experience in commercial transactions or mergers and acquisitions), within 10 days of their appointment and notify both Parties of such selection in writing, but if they are unable or fail to agree upon the third arbitrator, the third arbitrator shall be selected in accordance with AAA’s Commercial Arbitration Rules. If any of the Parties does not appoint an arbitrator in accordance with this Agreement, such arbitrator shall be selected in accordance with AAA’s Commercial Arbitration Rules. The arbitration shall be conducted in English. The arbitral award shall be final and enforced in any court of competent jurisdiction by any Party. The arbitral tribunal may award legal costs and expenses as it deems fit. The Parties hereby acknowledge and agree that arbitrators may issue procedural orders and decide on interim measures or injunctions in the course of arbitration. The Parties agree that any one of them may request in aid of arbitration from any court of competent jurisdiction for injunctive relief, interim or other conservatory measures in connection with a Proceeding, to preserve property pending determination by the arbitrators, or to enforce judgement entered on an award of the arbitrators or to enforce. Confidential Information shall include, and the Parties shall keep confidential in accordance with Section 10.03, (a) the existence of any Proceeding arising out of or relating to this Agreement, (b) any notice delivered pursuant to this Section 11.11, (c) any information, document, memorials, briefs or other materials delivered, exchanged or produced in connection with any arbitration pursuant to this Section 11.11, (iv) any settlement or other resolution of such Proceeding, including any decision rendered by the arbitrators; provided that a Party may disclose such Confidential Information (or cause an Affiliate to disclose such Confidential Information) (x) as otherwise permitted by this Agreement, (y) as necessary to enforce the provisions of this Section 11.11 or any determination or award rendered by the arbitrators or to enforce other rights of a party to such Proceeding or (z) as required by applicable Law.

Section XI.12WAIVER OF JURY TRIAL. EACH PARTY, TO THE EXTENT PERMITTED BY LAW, KNOWINGLY, VOLUNTARILY, AND INTENTIONALLY WAIVES ITS RIGHT TO A TRIAL BY JURY IN ANY ACTION OR OTHER LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS IT CONTEMPLATES. THIS WAIVER APPLIES TO ANY ACTION OR LEGAL PROCEEDING, WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE.
Section XI.13Amendment; Extension; Waiver. Subject to the provisions of applicable Legal Requirements, the Parties may amend this Agreement at any time pursuant to an instrument in writing signed on behalf of each of the Parties. At any time, any Party may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or (c) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Without limiting the generality or effect of the preceding sentence, no delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision in this Agreement.
Section XI.14Representation By Counsel; Interpretation. Fortress, Seller and Buyer each acknowledge that it has been represented by its own legal counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law, or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the Party that drafted it, has no application and is expressly waived.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed as of the Effective Date.

BUYER:

[***]

By: s/ [***]

Name: [***]

Title: [***]

SELLER:

CYPRIUM THERAPEUTICS, INC.

By: /s/ Samuel Berry

Name:  Samuel Berry

Title:  Corporate Secretary

FORTRESS:

FORTRESS BIOTECH, INC.

By: /s/ David Jin
Title: David Jin
Name: Chief Financial Officer

EXHIBIT A

APPROVAL LETTER

[***]

EXHIBIT B

FORM OF BILL OF SALE

[***]

EXHIBIT C

LETTER FROM BUYER TO FDA CONFIRMING TRANSFER OF VOUCHER FROM SELLER TO BUYER

[***]

EXHIBIT D

LETTER FROM SELLER TO FDA CONFIRMING TRANSFER OF VOUCHER FROM SELLER TO BUYER

[***]

EXHIBIT E

LETTER FROM SELLER TO BUYER CONFIRMING TRANSFER OF VOUCHER

[***]

EXHIBIT F

LETTER FROM BUYER TO SELLER ACKNOWLEDGING TRANSFER OF VOUCHER FROM SELLER TO BUYER

[***]

EXHIBIT G

COVER LETTER FROM SENTYNL TO FDA

[***]

EXHIBIT H

PRESS RELEASE

Fortress Biotech’s Subsidiary Cyprium Therapeutics Enters into Agreement to Sell Rare Pediatric Disease Priority Review Voucher for $205 Million

Miami, FL – February 23, 2026 – Fortress Biotech, Inc. (Nasdaq: FBIO) (“Fortress”) and its majority-owned subsidiary, Cyprium Therapeutics, Inc. (“Cyprium”), today announced that Cyprium entered into a definitive asset purchase agreement to sell its Rare Pediatric Disease Priority Review Voucher (“PRV”) for gross proceeds of $205 million upon the closing of the transaction.

In December 2023, Sentynl Therapeutics, Inc. (“Sentynl”) assumed full responsibility for the development and commercialization of ZYCUBO® (copper histidinate, formerly known as CUTX-101) from Cyprium. The PRV was issued upon approval of ZYCUBO by the U.S. Food and Drug Administration (“FDA”) on January 12, 2026. Pursuant to the transaction with Sentynl, the PRV was immediately transferred to Cyprium. Cyprium remains eligible to receive tiered royalties on net sales of ZYCUBO and up to $129 million in aggregate development and sales milestones from Sentynl. Cyprium is also obligated to pay 20% of the proceeds from a PRV sale to the Eunice Kennedy Shriver National Institute of Child Health and Human Development, an institute of the National Institutes of Health.

“The recent approval of ZYCUBO was a significant achievement for patients with Menkes disease and the sale of the PRV by Cyprium shows our continued execution in value-generating corporate transactions,” said Lindsay A. Rosenwald, M.D., Fortress’ Chairman, President and Chief Executive Officer and Cyprium’s Chairman. “With the PRV sale and three FDA approvals received in the last 15 months for Emrosi™, UNLOXCYT™, and ZYCUBO, in addition to the recent sale of our former subsidiary Checkpoint Therapeutics to Sun Pharma, we believe that we are well positioned to continue to execute on our portfolio. We look forward to the potential achievement of upcoming milestones across our extensive pipeline of commercial and clinical-stage assets.”

“We are very pleased with the recent progress at Cyprium, which includes the approval of ZYCUBO for the treatment of Menkes disease along with the execution of this important agreement,” said Lung S. Yam, M.D., Ph.D., Cyprium’s President and Chief Executive Officer.  “We are deeply grateful for everyone's support and look forward to advancing AAV-ATP7A Gene Therapy toward clinical development to provide additional therapeutic options for patients with Menkes disease.”

The transaction is subject to customary closing conditions, including expiration of the applicable waiting period under the Hart-Scott Rodino (HSR) Antitrust Improvements Act.

About Cyprium Therapeutics

Cyprium Therapeutics, Inc. (“Cyprium”) is focused on the development of novel therapies for the treatment of Menkes disease and related copper metabolism disorders. In March 2017, Cyprium entered into a Cooperative Research and Development Agreement with the Eunice Kennedy

Shriver National Institute of Child Health and Human Development (“NICHD”), part of the NIH, to advance the clinical development of CUTX-101 (Copper Histidinate injection) for the treatment of Menkes disease. In 2023, Cyprium completed the transfer of its proprietary rights and assigned its FDA documents pertaining to CUTX-101 to Sentynl Therapeutics, Inc. ZYCUBO (formerly CUTX-101) was U.S. FDA-approved in 2026 for the treatment of Menkes disease in pediatric patients. Cyprium and NICHD also have an ongoing worldwide, exclusive license agreement to develop and commercialize adeno-associated virus (AAV)-based gene therapy, called AAV-ATP7A, to deliver working copies of the copper transporter that is defective in patients with Menkes disease, and to be used in combination with CUTX-101; AAV-ATP7A gene therapy is currently in pre-clinical development and has received FDA Orphan Drug Designation. Cyprium was founded by, and is a majority-owned subsidiary of, Fortress Biotech, Inc. (Nasdaq: FBIO). For more information, visit www.cypriumtx.com.

About Fortress Biotech

Fortress Biotech, Inc. (“Fortress”) is an innovative biopharmaceutical company focused on acquiring and advancing assets to enhance long-term value for shareholders through product revenue, equity holdings and dividend and royalty income. The company has eight marketed prescription pharmaceutical products and multiple programs in development at Fortress, at its majority-owned and majority-controlled partners and subsidiaries and at partners and subsidiaries it founded and in which it holds significant minority ownership positions. Fortress’ portfolio is being commercialized and developed for various therapeutic areas including oncology, dermatology, and rare diseases. Fortress’ model is focused on leveraging its significant biopharmaceutical industry expertise and network to further expand and advance the company’s portfolio of product opportunities. Fortress has established partnerships with some of the world’s leading academic research institutions and biopharmaceutical companies to maximize each opportunity to its full potential, including AstraZeneca, City of Hope, Fred Hutchinson Cancer Center, Nationwide Children’s Hospital, Columbia University, Dana Farber Cancer Center and Sentynl Therapeutics. For more information, visit www.fortressbiotech.com.

Forward-Looking Statements

Statements in this press release that are not descriptions of historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology are generally intended to identify forward-looking statements. These forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock price. Factors that could cause actual results to differ materially from those currently anticipated include risks relating to: the possibility that the proposed transaction may not be completed in the time frame expected by Cyprium and/or Fortress, or at all; our growth strategy, financing and strategic agreements and relationships; our need for substantial additional funds and uncertainties relating to financings; uncertainty related to the timing and amounts expected to be realized from future milestone, contingent value right, royalty or similar future revenue streams, if at all; our ability to identify, acquire, close and integrate product candidates successfully and on a timely basis; our ability to attract, integrate and retain key personnel; the early stage of products under development; the results of research and development activities; uncertainties relating to preclinical and clinical testing; our ability to obtain regulatory approval for products under development; our ability to successfully commercialize products or other marketable assets for which we receive regulatory approval; our ability to secure and maintain third-party manufacturing, marketing and distribution of our and our partner companies’ products and product candidates; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as may be required by law, and we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The information contained herein is intended to be reviewed in its totality, and any stipulations, conditions or provisos that apply to a given piece of information in one part of this press release should be read as applying mutatis mutandis to every other instance of such information appearing herein.

Company Contact:

Jaclyn Jaffe

Fortress Biotech, Inc.

(781) 652-4500

ir@fortressbiotech.com

Media Relations Contact:

Tony Plohoros

6 Degrees

(908) 591-2839

tplohoros@6degreespr.com